FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549



                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                       The Securities Exchange Act of 1934

                         For the month of November 2004

                     ======================================

                        G. WILLI-FOOD INTERNATIONAL LTD.
                 (Translation of registrant's name into English)

                      3 Nahal Snir St., Yavne, Israel 81224
                    (Address of principal executive offices)

                     ======================================


     Indicate by check mark whether registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                         FORM 20-F [X]     FORM 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):..........

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):............

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                               YES [_]     NO [X]

     If "YES" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

     On November 8, 2004, G. Willi-Food International Ltd. (the "Registrant") announced its unaudited financial results for the third quarter and for the nine months ended September 30, 2004.






EXHIBITS

     The following document is filed herewith as an exhibit to this Form 6-K:
Copy of the Company's press release, dated November 8, 2004.

                                   SIGNATURES

     In accordance with the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               G. WILLI-FOOD INTERNATIONAL LTD.

Dated:  November 8, 2004

                                               By: /s/ Joseph Williger
                                               -----------------------
                                               Joseph Williger
                                               Chief Executive Officer

WILLI FOOD                                                                 News

CONTACT:
Gil Hochboim, CFO
(+972) 8-932-2233
gil@willi-food.co.il

                                                           FOR IMMEDIATE RELEASE

          G. WILLI-FOOD REPORTS 57% GROWTH IN NET INCOME FOR Q3 2004 --5TH STRAIGHT QUARTER OF RECORD REVENUES--UP 32% --


YAVNE, ISRAEL - NOVEMBER 7, 2004 -- G. WILLI-FOOD INTERNATIONAL LTD. (NASDAQ:
WILCF) today announced its unaudited financial results for the third quarter and nine months ended September 30, 2004.

Revenues for the quarter increased by 32% to NIS 40.5 million (US$ 9.0 milliona) from NIS 30.7 million in the third quarter of 2003. Gross profit for the period increased by 68%, resulting in a gross margin of 22% compared to 17% in the comparable quarter of 2003. Operating income increased by 518% to NIS 3.5 million (US$ 0.8 million) from NIS 0.6 million in the third quarter of 2003. Net income for the three month period increased by 67% to NIS 2.3 million (US$ 0.5 million), or NIS 0.54 (US$ 0.12) per share compared to NIS 1.5 million, or NIS
0.35 per share, in the same period of 2003.

"We are pleased to report another quarter of strong revenue growth, the reflection of our expanded marketing and advertising efforts, a continuously expanding product line and an improving Israeli economy," said Mr. Zvi Williger, President and COO of Willi-Food. "The improvement in our profitability demonstrates continous close control of expenses, improved purchasing terms and an increasing proportion of sales to wholesalers and institutional customers. Our strategies for 2005 include the continued introduction of new products in Israel together with the massive expansion of our logistical capabilities, and the launch of exciting new sales channels in the U.S."

Revenues for the nine month period increased by 27% to NIS 130.8 million (US$
29.2 million) from NIS 102.7 million in the first three quarters of 2003. Gross profit for the period increased by 45%, resulting in a gross margin of 23% compared to 20% in the first nine months of 2003. Operating income increased by 82% to NIS 11.3 million (US$ 2.5 million) from NIS 6.2 million in the first three quarters of 2003. Net income for the period increased by 18% to NIS 8.1 million (US$ 1.8 million), or NIS 1.88 (US$ 0.42) per share compared to NIS 6.9 million, or NIS 1.61 per share, in the same period of 2003.

Willi-Food International is one of Israel's largest food importers and a single-source supplier of one of the world's most extensive ranges of quality Kosher food products. It currently imports, markets and distributes more than 400 food products manufactured by some 100 top-tier suppliers throughout the world to more than 1,000 customers. The Company excels in identifying changing tastes in its markets and sourcing high-quality kosher products to address them.

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, competition, changing economic conditions and other risk factors detailed in the Company's SEC filings.

NOTE A: CONVENIENCE TRANSLATION TO DOLLARS
The convenience translation of the Adjusted New Israeli Shekel (NIS) into U.S. dollars was made at the rate of exchange prevailing at September 30, 2004: U.S. $1.00 equals NIS 4.482. The translation was made solely for the convenience of the reader.

                        G. WILLI-FOOD INTERNATIONAL LTD.

                      CONDENSED CONSOLIDATED BALANCE SHEETS



                                                                                            CONVENIENCE
                                                                         ADJUSTED NEW       TRANSLATION
                                                                      ISRAELI SHEKELS(1)  INTO U.S. DOLLARS
                                                        -------            -------            -------
                                                     SEPTEMBER 30       DECEMBER 31,        SEPTEMBER 30
                                                        -------            -------            -------
                                                        2 0 0 4            2 0 0 3             2 0 0 4
                                                        -------            -------            -------
                                                                   I N   T H O U S A N D S
                                                        ---------------------------------------------
      ASSETS

CURRENT ASSETS

   Cash and cash equivalents                             48,796             12,463             10,887
   Marketable securities                                  2,232             42,298                498
   Trade receivables                                     39,374             29,674              8,785
   Receivables and other current assets                   2,881              2,902                643
   Related parties                                          537                  -                120
   Inventories                                           23,611             18,823              5,268
                                                        -------            -------            -------
      TOTAL CURRENT ASSETS                              117,431            106,160             26,201
                                                        -------            -------            -------

PROPERTY AND EQUIPMENT, NET                               3,285              3,398                733
                                                        -------            -------            -------

OTHER ASSETS, NET                                            58                 61                 13
                                                        =======            =======            =======
                                                        120,774            109,619             26,947
                                                        =======            =======            =======



      LIABILITIES AND SHAREHOLDERS'
         EQUITY

CURRENT LIABILITIES
   Payables:
      Short term debt                                       720                  -                161
      Current maturity                                        -                 45                  -
      Trade payables                                     16,384             16,110              3,654
      Related parties                                     1,806              1,348                404
      Payables and other current liabilities              5,901              4,796              1,317
                                                        -------            -------            -------
      TOTAL CURRENT LIABILITIES                          24,811             22,299              5,536
                                                        -------            -------            -------

LONG TERM LIABILITIES
    Accrued severance pay, net                              194                170                 43
    Other long term liabilities                               -                  -                  -
                                                        -------            -------            -------
        TOTAL LONG TERM LIABILITIES                         194                170                 43
                                                        -------            -------            -------
SHAREHOLDERS' EQUITY                                     95,769             87,150             21,368
                                                        =======            =======            =======
                                                        120,774            109,619             26,947
                                                        =======            =======            =======


(1)  Adjusted to NIS as of December 2003

                        G. WILLI-FOOD INTERNATIONAL LTD.

                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

                                              ADJUSTED                        ADJUSTED
                                                 NEW                             NEW
                                               ISRAELI                         ISRAELI               CONVENIENCE TRANSLATION
                                             SHEKELS (1)                     SHEKELS (1)                INTO U.S. DOLLARS
                                             -----------                      ---------              -------------------------
                                             NINE MONTHS                    THREE MONTHS            NINE MONTHS    THREE MONTHS
                                     -------------------------       -------------------------       ---------       ---------
                                                        ENDED SEPTEMBER 30,                               ENDED SEPTEMBER 30
                                     ---------------------------------------------------------       -------------------------
                                      2 0 0 4         2 0 0 3         2 0 0 4         2 0 0 3         2 0 0 4         2 0 0 4
                                     ---------       ---------       ---------       ---------       ---------       ---------
                                                       I N   T H O U S A N D S (EXCEPT PER SHARE AND SHARE DATA)
                                     ------------------------------------------------------------------------------------------
  Sales                                130,789         102,706          40,476          30,721          29,182           9,030

  Cost of sales                        101,006          82,162          31,654          25,458          22,536           7,062
                                     ---------       ---------       ---------       ---------       ---------       ---------

     GROSS PROFIT                       29,783          20,544           8,822           5,263           6,646           1,968
                                     ---------       ---------       ---------       ---------       ---------       ---------
  Selling expenses                      11,532           8,024           2,946           2,677           2,573             657

 General and administrative
     expenses                            6,997           6,334           2,350           2,015           1,561             524
                                     ---------       ---------       ---------       ---------       ---------       ---------
     Total operating expenses           18,529          14,358           5,296           4,692           4,134           1,181
                                     ---------       ---------       ---------       ---------       ---------       ---------
     OPERATING INCOME                   11,254           6,186           3,526             571           2,512             787

 Financial income, net                     902           3,107             208           1,480             201              46

 Other income                               34               8               -               8               8               -
                                     ---------       ---------       ---------       ---------       ---------       ---------
  Income before taxes
     on income                          12,190           9,301           3,734           2,059           2,721             833

  Taxes on income                        4,124           2,439           1,390             567             920             310
                                     ---------       ---------       ---------       ---------       ---------       ---------
  NET INCOME                             8,066           6,862           2,344           1,492           1,801             523
                                     =========       =========       =========       =========       =========       =========
Earnings per share data:

Earnings  per share:

   Basic                                  1.88            1.61            0.54            0.35            0.39            0.12
                                     =========       =========       =========       =========       =========       =========
   Diluted                                1.88            1.61            0.54            0.35            0.39            0.12
                                     =========       =========       =========       =========       =========       =========
Shares used in computing
    basic and diluted earnings
    per ordinary share:              4,297,500       4,277,500       4,307,500       4,277,500       4,297,500       4,307,500
                                     =========       =========       =========       =========       =========       =========


(1) Adjusted to NIS as of December 2003